Exhibit 12
               EQUITABLE OF IOWA COMPANIES AND SUBSIDIARIES
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table reflects the company's computation of the ratio of earnings to fixed charges for the last five years:

                                        For the Year ended December 31,
                                 ---------------------------------------------
                                   1996     1995     1994     1993     1992
                                 ---------------------------------------------
                                           (Dollars in thousands)
Consolidated pretax income
 from continuing operations
 before equity income,
 extraordinary items and
 cumulative effects of
 accounting change               $194,996 $128,506 $151,244  $134,995  $83,743

Share of pretax losses of
 unconsolidated majority-
 owned affiliate                       --       --       --       --       --

Share of pretax earnings
 of 50% owned affiliates               24       23       60      (368)    (268)

Distributed earnings of less
 than 50% owned affiliates            750    3,689      137       321      464

Interest                           14,159   13,809    8,071    11,177   11,099

Amortization of debt issuance
 expenses                               1        1        1         8        8

Interest portion of rental
 expense                            1,181      896      966       771      949
                                 ---------------------------------------------
     Earnings                    $211,111 $146,924 $160,479  $146,904  $95,995
                                 =============================================




Interest                          $14,159  $13,809   $8,071   $11,177  $11,099

Amortization of debt issuance
 expenses                               1        1        1         8        8

Interest portion of rental
 expense                            1,181      896      966       771      949
                                 ---------------------------------------------

     Fixed Charges                $15,341  $14,706   $9,038   $11,956  $12,056
                                 =============================================
Ratio of Earnings to
 Fixed Charges                      13.76*    9.99    17.76     12.29     7.96
                                 =============================================

*In 1996 $125 million of Company-obligated, mandatorily-redeemable 8.70% preferred securities were issued by a Company subsidiary, Equitable of Iowa Companies Capital Trust. If distributions on such preferred securities in the amount of $4,833,000 are included to reduce pretax income and as a fixed charge (fixed charges are $20,174,000), the ratio of earnings to combined fixed charges and preferred stock dividends for the Company and its subsidiaries on a consolidated basis for the year ended December 31, 1996 is
 10.46. No other preferred security distributions were paid during the periods presented above.
